As filed with the Securities and Exchange Commission on July 20, 2009

Registration No. ___________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GILAT SATELLITE NETWORKS LTD.
(Exact name of Registrant as specified in its charter)

Israel	Not Applicable
(State or other jurisdiction of	(I.R.S. Employer Identification
incorporation or organization)	No.)

Gilat House
21 Yegia Kapayim Street
Kiryat Arye
Petah Tikva, 49130 Israel
Tel: 972 3-929-3020
(Address and telephone number of Registrant's principal executive offices)

Gilat Satellite Networks Inc.
1750 Old Meadow Road
McLean, VA 22102
Tel: 703-848-1000
Fax: 703-848-1010
(Name, address and telephone number of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Rachel Prishkolnik, Adv.	Steven J. Glusband, Esq.
Gilat House	Carter Ledyard & Milburn LLP
21 Yegia Kapayim Street	2 Wall Street
Kiryat Arye	New York, NY 10005
Petah Tikva, 49130 Israel	Tel: 212-238-8605
Tel: 972 3-9293020	Fax: 212-732-3232
Fax: 972 3-9252945

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum ffering price per oordinary share(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee

Ordinary shares, par value NIS 0.20 per share	8,121,651	$4.50	$36,547,429	$2,039.00

Total

(1)	Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, on the basis of the average high and the low prices ($4.57 and $4.44, respectively) of the Registrant’s ordinary shares as quoted on the NASDAQ Global Market on July 17, 2009.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 20, 2009

PROSPECTUS

GILAT SATELLITE NETWORKS LTD. 8,121,651 ORDINARY SHARES

        This prospectus relates to up to 8,121,651ordinary shares that the selling shareholder[s] named in this prospectus or its/their transferee[s] may offer from time to time. We are registering the ordinary shares for disposition by them pursuant to our commitment to them under a Registration Rights Agreement dated May 31, 2009 (the “Registration Rights Agreement”). The registration of the ordinary shares does not necessarily mean that the selling shareholder[s] or their transferees will offer or sell their shares.

        The selling shareholder[s] may sell all or a portion of the ordinary shares beneficially owned by them in an offering underwritten and/or managed by an investment banking firm or broker-dealer in open market transactions, privately negotiated transactions, ordinary brokerage transactions or any other method permitted by applicable law.

        Gilat Satellite Networks Ltd. will not receive any of the proceeds from the sale by the selling shareholders of the ordinary shares offered by this prospectus, and will bear all expenses in connection with the preparation of this prospectus.

        Our ordinary shares are listed on the NASDAQ Global Market and on the Tel Aviv Stock Exchange under the symbol “GILT.” On July 20, 2009, the last reported sale price of an ordinary share of our company on the NASDAQ Global Market was $4.55.

        See "Risk Factors" beginning on page 3 to read about factors you should consider before buying the ordinary shares of Gilat Satellite Networks Ltd.

        Neither the Securities and Exchange Commission (the “Commission”) nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated July 20, 2009

You should rely only on the information included or incorporated by reference in this prospectus or any supplement or free writing prospectus prepared by us. We have not authorized anyone to provide information or represent anything other than that contained in, or incorporated by reference in, this prospectus. We have not authorized anyone to provide you with different information. If you receive any other information, you should not rely on it. We are not making an offer in any state or jurisdiction or under any circumstances where the offer is not permitted. You should assume that the information in this prospectus or any supplement or free writing prospectus prepared by us is accurate only as of the date on their cover pages and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

        In this prospectus, “we”, “us”, “our”, the “Company” and “Gilat” refer to Gilat Satellite Networks Ltd., an Israeli company.

        All references to “dollars” or “$” in this prospectus are to U.S. dollars, and all references to “shekels” or “NIS” are to New Israeli Shekels.

NOTICE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated in it by reference contain forward-looking statements which involve known and unknown risks and uncertainties. We include this notice for the express purpose of permitting us to obtain the protections of the safe harbor provided by the Private Securities Litigation Reform Act of 1995 with respect to all such forward-looking statements. Examples of forward-looking statements include: projections of capital expenditures, competitive pressures, revenues, growth prospects, product development, financial resources and other financial matters. You can identify these and other forward-looking statements by the use of words such as “may,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” or the negative of such terms, or other comparable terminology.

        Our ability to predict the results of our operations or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption “Risk Factors” and certain other matters discussed in this prospectus, the documents incorporated by reference in this prospectus, and other publicly available sources. Such factors and many other factors beyond the control of our management could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

(i)

PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information about us, the ordinary shares that may be sold from time to time, and our financial statements and the notes to them, all of which appear elsewhere in this prospectus or in the documents incorporated by reference in this prospectus.

        We are a leading global provider of Internet Protocol, or IP, based digital satellite communication and networking products and services. We design, produce and market VSATs, or very small aperture terminals, and related VSAT network equipment. VSATs are earth-based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks have significant advantages to wireline and wireless networks, as VSATs can provide highly reliable, cost-effective, end-to-end communications regardless of the number of sites or their geographic locations. We have a large installed customer base and have shipped more than 750,000 VSAT units to customers in over 85 countries on six continents since 1989. We have 16 sales and service offices worldwide and two call centers to support our customers. Our products are primarily sold to communication service providers and operators that use VSATs to serve enterprise, government and residential users. Also, in the U.S. and certain countries in Latin America, we provide services directly to end-users in various market segments.

        We currently operate three complementary, vertically-integrated business units: Gilat Network Systems, or GNS, a provider of VSAT-based networks and associated professional services, including turnkey and management services, to telecom operators worldwide; Spacenet Inc. a provider of satellite network services to enterprises, small office/home office, or SOHOs, and residential customers in the U.S.; and Spacenet Rural Communications, or SRC, a provider of telephony, Internet and data services primarily for rural communities in emerging markets in Latin America under projects that are subsidized by government entities.

        We were incorporated in Israel in 1987 and are subject to the laws of the State of Israel. Our corporate headquarters, executive offices and research and development, engineering and manufacturing facilities are located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel. Our telephone number is (972) 3-925-2000. Our address on the Internet is www.gilat.com. The information contained on our website is not incorporated by reference and should not be considered as part of this prospectus.

The Offering

Ordinary shares offered	8,121,651shares
NASDAQ Global Market symbol	“GILT”
Use of proceeds	We will not receive any proceeds from the sale of the ordinary shares offered hereby.
Ordinary share outstanding as of June 30, 2009	40,161,017 shares (1)
Risk factors	Prospective investors should carefully consider the Risk Factors beginning on Page 3 before buying the ordinary shares offered hereby.

(1) The number of outstanding ordinary shares excludes: 5,608,630 ordinary shares issuable upon the exercise of outstanding options and restricted stock units granted to employees and directors under our 1995 Stock Option Plan (Incentive and Restricted Stock Options), 1995 Section 102 Stock Option/Stock Purchase Plan, 1995 Advisory Board Stock Option Plan, 2003 Stock Option Plan (Incentive and Restricted Stock Options), Section 102 Stock Option Plan 2003, 2005 Stock Incentive Plan, and 2008 Stock Incentive Plan , as of June 30, 2009, exercisable at a weighted average exercise price of $5.21 per share.

RISK FACTORS

        You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. Our business, prospects, financial condition and results of operations could be adversely affected due to any of the following risks. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

Risks Relating to Our Business

We have incurred major losses in past years and may not sustain profitable operations in the future.

        We incurred a net loss of approximately $1.1 million in the year ended December 31, 2008 and reported net income of approximately $238,000 (unaudited) in the quarter ended March 31, 2009, compared to net income of approximately $10.1 million in the year ended December 31, 2007 and net income of approximately $4.6 million (unaudited) in the first quarter of 2008 and we had an accumulated deficit of $636 million as of December 31, 2008. We cannot assure you that we can operate profitably in the future. If we do not regain profitability, the viability of our company will be in question and our share price could further decline.

If commercial satellite communications markets fail to grow, our business could be materially harmed.

        A number of the commercial markets for our products and services in the satellite communications area, including our broadband products, have emerged in recent years. Because these markets are relatively new, it is difficult to predict the rate at which these markets will grow, if at all. If the markets for commercial satellite communications products fail to grow our business could be materially harmed. Conversely, growth in these markets could result in satellite capacity limitations which in turn could materially harm our business and impair the value of our shares. Specifically, we derive virtually all of our revenues from sales of VSAT communications networks and provision of services related to these networks. A significant decline in this market or the replacement of VSAT technology by an alternative technology could materially harm our business and impair the value of our shares.

Trends and factors affecting the telecommunications industry are beyond our control and may result in reduced demand and pricing pressure on our products.

        We operate in the telecommunication industry and are influenced by trends of the telecommunications industry, which are beyond our control and may affect our operations. These trends include:

—	adverse changes in the public and private equity and debt markets and our ability, as well as the ability of our customers and suppliers, to obtain financing or to fund working capital and capital expenditures;

—	adverse changes in the credit ratings of our customers and suppliers;

—	adverse changes in the market conditions in our industry and the specific markets for our products;

—	access to, and the actual size and timing of, capital expenditures by our customers;

—	inventory practices, including the timing of product and service deployment, of our customers;

—	the amount of network capacity and the network capacity utilization rates of our customers, and the amount of sharing and/or acquisition of new and/or existing network capacity by our customers;

—	the overall trend toward industry consolidation and rationalization among our customers, competitors, and suppliers;

—	increased price reductions by our direct competitors and by competing technologies including, for example, the introduction of Ka-band satellite systems by our direct competitors which could significantly drive down market prices or limit the availability of satellite capacity for use with our VSAT systems;

—	conditions in the broader market for communications products, including data networking products and computerized information access equipment and services;

—	governmental regulation or intervention affecting communications or data networking;

—	monetary stability in the countries where we operate; and

—	the effects of war and acts of terrorism, such as disruptions in general global economic activity, changes in logistics and security arrangements, and reduced customer demand for our products and services.

        These trends and factors may reduce the demand for our products and services or require us to increase our research and development expenses and may harm our financial results.

Continuing unfavorable global economic conditions could have a material adverse effect on our business, operating results and financial condition

        The ongoing crisis in the financial and credit markets has led to a global economic slowdown, with economies worldwide showing significant signs of weakness. If the economies in any part of the world continue to be weak or weaken further, our customers may reduce or postpone their spending significantly. This could result in reductions in sales of our products or services, longer sales cycles, slower adoption of new technologies and increased price competition. As a result of the weakness in our markets, we have recently instituted lay-offs of personnel and have imposed a reduction in wages on our employees and officers. In addition, weakness in the end-user market could negatively affect the cash flow of our customers who could, in turn, delay paying their obligations to us or ask us for vendor financing. This could increase our credit risk exposure and cause delays in our recognition of revenues on future sales to these customers. Specific economic trends, such as declines in the demand for telecommunications products and services, the tightening of credit markets, or weakness in corporate spending, could have a direct impact on our business. Any of these events would likely harm our business, operating results and financial condition. If global economic and market conditions do not improve, or continue to deteriorate, it may have a material adverse effect on our business, operating results and financial condition.

Because we compete for large-scale contracts in competitive bidding processes, losing a small number of bids could have a significant adverse impact on our operating results.

        A significant portion of our revenues is derived from being selected as the supplier of networks based on VSATs, under large-scale contracts that we are awarded from time to time in a competitive bidding process. These large-scale contracts sometimes involve the installation of thousands of VSATs. The number of major bids for these large-scale contracts for VSAT-based networks in any given year is limited and the competition is intense. Losing or defaulting on a relatively small number of bids each year could have a significant adverse impact on our operating results.

Many of our large-scale contracts are with governments or large enterprises in Latin America and other parts of the world, so that any instability in the exchange rates or in the political or economic situation or any unexpected unilateral termination or suspension of payments could have a significant adverse impact on our business.

        In recent years, a significant portion of our revenues has been derived from large-scale contracts with foreign governments and agencies, including those in Peru, Russia, Colombia and Mexico. Agreements with the governments in these countries typically include unilateral early termination clauses and other risks such as the imposition of new government regulations and taxation that could pose additional financial burdens on us. In addition, the foreign exchange risks in these countries are often significant due to possible fluctuations in local currencies relative to the U.S. dollar. We do not have a policy of hedging specific contracts. In some cases we hedge the risks involved in our general operations in Israel and in our subsidiaries abroad. Any termination of business in any of the aforementioned countries or any instability in the exchange rates could have a significant adverse impact on our business.

        In November 2002, we were awarded two large projects by the Colombian government, including the installation and operation of approximately 550 telecenters to provide Internet connectivity and telephony services in cities and towns throughout Colombia and a second network of approximately 3,300 sites with public rural satellite telephony. The original total value of the contracts was approximately $72 million. The remaining value of the contracts held by trustees as restricted cash as of December 31, 2008 was approximately $24 million. As of December 31, 2008, we signed two agreements for the provision of services under these contracts which require us to upgrade technology, primarily in existing sites. While in the past six months, a significant portion of the restricted cash has been released and we expect that most of this remaining cash will be released during 2009 and in the remainder of 2010, we cannot make any assurances that we will be able to comply with the newly negotiated indicators and agreement terms, leading to the release of the remaining restricted cash. In addition, any early unilateral termination by the Colombian government could have a significant adverse impact on our operating results. Moreover, in the event that we do not generate new substantial business in Colombia during 2009 or 2010, our operations in Colombia will most likely generate losses in 2010.

If we are unable to develop, introduce and market new innovative products, applications and services on a cost-effective and timely basis, our business could be adversely affected.

        The network communications market, to which our products and services are targeted, is characterized by rapid technological changes, new product introductions and evolving industry standards. If we fail to stay abreast of significant technological changes, our existing products and technology could be rendered obsolete. Historically, we have enhanced the applications of our existing products to meet the technological changes and industry standards. Our success is dependent upon our ability to continue to develop new innovative products, applications and services and meet developing market needs.

        To remain competitive in the network communications market, we must continue to be able to anticipate changes in technology, market demands and industry standards and to develop and introduce new products, applications and services, as well as enhancements to our existing products, applications and services. If we are unable to respond to technological advances on a cost-effective and timely basis, or if our new products or applications are not accepted by the market, our business, financial condition and operating results could be adversely affected.

A decrease in the selling prices of our products and services could materially harm our business.

        The average selling prices of wireless communications products historically decline over product life cycles. In particular, we expect the average selling prices of our products to decline as a result of competitive pricing pressures and customers who negotiate discounts based on large unit volumes. In some markets, such as in the U.S., our competitors have launched Ka-band satellites and have announced plans to launch a Ka-band satellite. These actions may affect our competitiveness due to the relative lower cost of Ka-band space segment per user. We also expect that competition in this industry will continue to increase. To offset these price decreases, we intend to rely primarily on obtaining yield improvements and corresponding cost reductions in the manufacturing process of existing products, on the introduction of new products with advanced features and on offering turnkey end-to-end solutions to communications operators that are higher up in the value chain. However, we cannot assure you that we will be able to obtain any yield improvements or cost reductions, introduce any new products in the future or reach the higher value chain to which we strive to sell. To the extent that we do not meet any or all of these goals, it could materially harm our business and impair the value of our shares.

If we lose existing contracts and orders for our products are not renewed, our ability to generate revenues will be harmed.

        A significant part of our business in 2008 was generated from recurring customers, and, as a result, the termination or non-renewal of our contracts could have a material adverse effect on our business, financial condition and operating results. Some of our existing contracts could be terminated due to any of the following reasons, among others:

—	dissatisfaction of our customers with our products and/or the services we provide or our inability to provide or install additional products or requested new applications on a timely basis;

—	customers' default on payments due;

—	our failure to comply with financial covenants in our contracts;

—	the cancellation of the underlying project by the government-sponsoring body; or

—	the loss of existing contracts or a decrease in the number of renewals of orders or the number of new large orders.

        If we are not able to gain new customers and retain our present customer base, our revenues will decline significantly. In addition, if Spacenet has a higher than anticipated subscriber churn, or if Spacenet Rural does not win new government related contracts, as was the case in 2008, this could materially adversely affect our financial position.

We are dependent upon a limited number of suppliers for key components to build our hubs and VSATs, and may be significantly harmed if we are unable to obtain the hardware necessary for our hubs and VSATs on favorable terms or on a timely basis.

        Several of the components required to build our VSATs and hubs are manufactured by a limited number of suppliers. We have not experienced any difficulties with our suppliers with respect to availability of components. However, we cannot assure you of the continuous availability of key components or our ability to forecast our component requirements sufficiently in advance. Our research and development and operations groups are continuously working with our suppliers and subcontractors to obtain components for our products on favorable terms in order to reduce the overall price of our products. If we are unable to obtain the necessary volume of components at sufficiently favorable terms or prices, we may be unable to produce our products at favorable terms or prices. As a result, sales of our products may be lower than expected, which could have a material adverse effect on our business, financial condition and operating results. Our suppliers are not always able to meet our requested lead times. If we are unable to satisfy customers’ needs, we could lose their business.

        In 2007 we entered into an outsourcing manufacturing agreement with a single source manufacturer for almost all of our indoor units. This agreement exposes us to certain risks related to our dependence on a single manufacturer which could include failure in meeting time tables and quantities, or material price increases which may affect our ability to provide competitive prices. We estimate that the replacement of the outsourcing manufacturer would, if necessary, take a period of between six to nine months.

We operate in a highly competitive network communications industry. We may be unsuccessful in competing effectively against competitors who have substantially greater financial resources.

        We operate in a highly competitive industry of network communications, both in the sales of our products and our services. As a result of the rapid technological changes that characterize our industry, we face intense worldwide competition to capitalize on new opportunities, to introduce new products and to obtain proprietary and standard technologies that are perceived by the market as being superior to those of our competitors. Some of our competitors have greater financial resources, providing them with greater research and development and marketing capabilities. Our competitors may also be more experienced in obtaining regulatory approvals for their products and services and in marketing them. Our relative position in the network communications industry may place us at a disadvantage in responding to our competitors’ pricing strategies, technological advances and other initiatives. Our principal competitors in the supply of VSAT networks are Hughes Network Systems, LLC, or HNS, ViaSat Inc., and iDirect Technologies. Most of our competitors have developed or adopted different technology standards for their VSAT products.

        In addition, the launch of the SpaceWAY3 satellite by HNS, which enables HNS to offer a vertically integrated solution to its customers, as well as the announcement concerning ViaSat Inc.‘s intention to launch its own satellite (ViaSat-1), may change the competitive environment in which we operate and could have an adverse effect on our business.

        In the U.S. market, where we operate as a service provider via Spacenet, the enterprise wide area network, or WAN, market is extremely competitive, with a number of established VSAT and terrestrial providers competing for nearly all contracts. The U.S. enterprise VSAT market is primarily served by HNS and Spacenet. In addition, more recently, Spacenet’s primary competitors in the enterprise WAN market are large terrestrial carriers such as AT&T, Verizon and Qwest.

        In Peru and Colombia, where we primarily operate public rural telecom services, we typically encounter competition on government subsidized bids from various service providers, system integrators and consortiums. Some of these competitors offer solutions based on VSAT technology and some on alternate technologies (typically cellular, wireless local loop or WiMAX). As operators that offer terrestrial or cellular networks expand their reach to certain SRC regions, they compete with our VSAT solutions. In addition, as competing technologies such as cellular telephones become available in areas where not previously available in rural communities of Peru and Colombia, our business can be adversely affected.

Our actions to protect our proprietary VSAT technology may be insufficient to prevent others from developing products similar to our products.

        Our business is based mainly on our proprietary VSAT technology and related products and services. We establish and protect proprietary rights and technology used in our products by the use of patents, trade secrets, copyrights and trademarks. We also utilize non-disclosure and intellectual property assignment agreements. Because of the rapid technological changes and innovation that characterize the network communications industry, our success will depend in large part on our ability to protect and defend our intellectual property rights. Our actions to protect our proprietary rights in our VSAT technology and related products may be insufficient to prevent others from developing products similar to our products. In addition, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the U.S. If we are unable to protect our intellectual property, our ability to operate our business and generate expected revenues may be harmed.

We depend on a single facility in Israel and are susceptible to any event that could adversely affect its condition.

        Most of our laboratory capacity, our principal offices and principal research and development facilities are concentrated in a single location in Israel. Fire, natural disaster or any other cause of material disruption in our operation in this location could have a material adverse effect on our business, financial condition and operating results. As discussed above, to remain competitive in the network communications industry, we must respond quickly to technological developments. Damage to our facility in Israel could cause serious delays in the development of new products and services and, therefore, could adversely affect our business. In addition, the particular risks relating to our location in Israel are described below.

Our international sales expose us to changes in foreign regulations and tariffs, tax exposures, political instability and other risks inherent to international business, any of which could adversely affect our operations.

        We sell and distribute our products and provide our services internationally, particularly in the U.S., Latin America, Asia, Africa and Europe. A component of our strategy is to continue to expand into new international markets. Our operations can be limited or disrupted by various factors known to affect international trade. These factors include the following:

—	imposition of governmental controls, regulations and taxation which might include a government’s decision to raise import tariffs or license fees in countries in which we do business;

—	government regulations that may prevent us from choosing our business partners or restrict our activities. For example, a particular Latin American country may decide that high-speed data networks used to provide access to the Internet should be made available generally to Internet service providers and may require us to provide our wholesale service to any Internet service provider that requests it, including entities that compete with us. If we become subject to any additional obligations such as these, we would be forced to comply with potentially costly requirements and limitations on our business activities, which could result in a substantial reduction in our revenue;

—	tax exposures in various jurisdictions relating to our activities throughout the world;

—	political and/or economic instability in countries in which we do or desire to do business. For example, economic instability in Brazil has led to volatility of the value of the Brazilian Reals. Such unexpected changes have had an adverse affect on the gross margin of our projects in Brazil. We also face similar risks from potential or current political and economic instability as well as volatility of foreign currencies in countries such as Colombia, Russia, Kazakhstan, Angola, and India.

—	trade restrictions and changes in tariffs which could lead to an increase in costs associated with doing business in foreign countries;

—	difficulties in staffing and managing foreign operations that might mandate employing staff in the U.S. and Israel to manage foreign operations. This change could have an adverse effect on the profitability of certain projects;

—	longer payment cycles and difficulties in collecting accounts receivable;

—	seasonal reductions in business activities;

—	foreign exchange risks due to fluctuations in local currencies relative to the dollar; and

—	relevant zoning ordinances that may restrict the installation of satellite antennas and might also reduce market demand for our service. Additionally, authorities may increase regulation regarding the potential radiation hazard posed by transmitting earth station satellite antennas’ emissions of radio frequency energy that may negatively impact our business plan and revenues.

        Any decline in commercial business in any country may have an adverse effect on our business as these trends often lead to a decline in technology purchases or upgrades by private companies. We expect that in difficult economic periods, such as the current recession, countries in which we do business will find it more difficult to raise financing from investors for the further development of the telecommunications industry, and private companies will find it more difficult to finance the purchase or upgrade of our technology. Any such changes could adversely affect our business in these and other countries.

We may face difficulties in obtaining regulatory approvals for our telecommunication services, which could adversely affect our operations.

        Our telecommunication services require licenses and approvals by the Federal Communications Commission, or FCC, in the U.S., and by regulatory bodies in other countries. In the U.S., the operation of satellite earth station facilities and VSAT systems such as ours are prohibited except under licenses issued by the FCC. We must also obtain approval of the regulatory authority in each country in which we propose to provide network services or operate VSATs. The approval process in Latin America and elsewhere can often take a substantial amount of time and require substantial resources.

        In addition, any approvals that are granted may be subject to conditions that may restrict our activities or otherwise adversely affect our operations. Also, after obtaining the required approvals, the regulating agencies may, at any time, impose additional requirements on our operations. We cannot assure you that we will be able to comply with any new requirements or conditions imposed by such regulating agencies on a timely or economically efficient basis.

Our lengthy sales cycles could harm our results of operations if forecasted sales are delayed or do not occur.

        The length of time between the date of initial contact with a potential customer or sponsor and the execution of a contract with the potential customer or sponsor may be lengthy and vary significantly depending on the nature of the arrangement. During any given sales cycle, we may expend substantial funds and management resources and not obtain significant revenue, resulting in a negative impact on our operating results.

        In the past year, we have seen longer sales cycles, primarily in the emerging markets. If this trend continues and is exacerbated, it could have an adverse effect on our ability to achieve profitability.

Our operating results may vary significantly from quarter to quarter and these quarterly variations in operating results, as well as other factors, may contribute to the volatility of the market price of our shares.

        Our operating results have and may continue to vary significantly from quarter to quarter. The causes of fluctuations include, among other things:

—	the timing, size and composition of orders from customers;

—	the timing of introducing new products and product enhancements by us and the level of their market acceptance;

—	the mix of products and services we offer; and

—	the changes in the competitive environment in which we operate.

        The quarterly variation of our operating results, may, in turn, create volatility in the market price for our shares. Other factors that may contribute to wide fluctuations in our market price, many of which are beyond our control, include, but are not limited to:

—	economic instability;

—	announcements of technological innovations;

—	customer orders or new products or contracts;

—	competitors' positions in the market;

—	changes in financial estimates by securities analysts;

—	conditions and trends in the VSAT and other technology industries;

—	our earnings releases and the earnings releases of our competitors; and

—	the general state of the securities markets (with particular emphasis on the technology and Israeli sectors thereof).

        In addition to the volatility of the market price of our shares, the stock market in general and the market for technology companies in particular have been highly volatile and at times thinly traded. Investors may not be able to resell their shares during and following periods of volatility.

We may at times be subject to claims by third parties alleging that we are infringing on their intellectual property rights. We may be required to commence litigation to protect our intellectual property rights. Any intellectual property litigation may continue for an extended period and may materially adversely affect our business, financial condition and operating results.

        There are numerous patents, both pending and issued, in the network communications industry. We may unknowingly infringe on a patent. We may from time to time be notified of claims that we are infringing on the patents, copyrights or other intellectual property rights owned by third parties. While we do not believe that we have in the past infringed, or are at present infringing on, any intellectual property rights of third parties, we cannot assure you that we will not be subject to such claims.

        In addition, we may be required to commence litigation to protect our intellectual property rights and trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against third-party claims of invalidity. An adverse result in any litigation could force us to pay substantial damages, stop designing or manufacturing, using and selling the infringing products, spend significant resources to develop non-infringing technology, discontinue using certain processes or obtain licenses to use the infringing technology. In addition, we may not be able to develop non-infringing technology, and we may not be able to find appropriate licenses on reasonably satisfactory terms. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and operating results.

Potential product liability claims relating to our products could have a material adverse effect on our business.

        We may be subject to product liability claims relating to the products we sell. Potential product liability claims could include those for exposure to electromagnetic radiation from the antennas we provide. Our agreements with our business customers generally contain provisions designed to limit our exposure to potential product liability claims. We also maintain a product liability insurance policy. However, our insurance may not cover all relevant claims or may not provide sufficient coverage. To date, we have not experienced any material product liability claim. Our business, financial condition and operating results could be materially adversely affected if costs resulting from future claims are not covered by our insurance or exceed our coverage.

Our insurance coverage may not be sufficient for every aspect or risk related to our business.

        Our business includes risks, only some of which are covered by our insurance. For example, in many of our satellite capacity agreements, we do not have a back up for satellite capacity, and we do not have indemnification or insurance in the event that our supplier’s satellite malfunctions or is lost. In addition, we are not covered by our insurance for acts of fraud or theft. Our business, financial condition and operating results could be materially adversely affected if we incur significant costs resulting from these exposures.

We may engage in acquisitions that could harm our business, results of operations and financial condition, and dilute our shareholders’ equity.

        We have a corporate business development team whose goal is to pursue new business opportunities. This team pursues growth opportunities through internal development and through the acquisition of complementary businesses, products and technologies. We are unable to predict whether or when any prospective acquisition will be completed. The process of integrating an acquired business may be prolonged due to unforeseen difficulties and may require a disproportionate amount of our resources and management’s attention. We cannot assure you that we will be able to successfully identify suitable acquisition candidates, complete acquisitions, integrate acquired businesses into our operations, or expand into new markets. Further, once integrated, acquisitions may not achieve comparable levels of revenues, profitability or productivity as our existing business or otherwise perform as expected. The occurrence of any of these events could harm our business, financial condition or results of operations. Future acquisitions may require substantial capital resources, which may not be available to us or may require us to seek additional debt or equity financing. Future acquisitions by us could result in the following, any of which could seriously harm our results of operations or the price of our shares:

—	issuance of equity securities that would dilute our current shareholders' percentages of ownership;

—	large one-time write-offs;

—	the incurrence of debt and contingent liabilities;

—	difficulties in the assimilation and integration of operations, personnel, technologies, products and information systems of the acquired companies;

—	diversion of management's attention from other business concerns;

—	contractual disputes;

—	risks of entering geographic and business markets in which we have no or only limited prior experience; and

—	potential loss of key employees of acquired organizations.

        Our failure to manage growth effectively could impair our business, financial condition and results of operations.

Risks Related to Ownership of Our Ordinary Shares

Our share price has been highly volatile and may continue to be volatile and decline.

        The trading price of our shares has fluctuated widely in the past and may continue to do so in the future as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology companies, particularly telecommunication and Internet-related companies, and that have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our shares. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. Securities class action litigation could result in substantial costs and a diversion of our management’s attention and resources.

If U.S. tax authorities were to treat us as a "passive foreign investment company", that could have an adverse consequences on U.S. holders.

        Holders of our ordinary shares who are United States residents face income tax risks. There is a risk that we will be treated as a “passive foreign investment company.” Our treatment as a passive foreign investment company could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a passive foreign investment company for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” Those holders of shares in a passive foreign investment company who are citizens or residents of the United States or domestic entities would alternatively be subject to a special adverse U.S. federal income tax regime with respect to the income derived by the passive foreign investment company, the distributions they receive from the passive foreign investment company and the gain, if any, they derive from the sale or other disposition of their shares in the passive foreign investment company. In particular, any dividends paid by us would not be treated as “qualified dividend income” eligible for preferential tax rates in the hands of non-corporate U.S. shareholders.

The concentration of our ordinary share ownership may limit our shareholders’ ability to influence corporate matters.

        As of June 30, 2009, York Capital Management, or York, and entities affiliated with York beneficially own approximately 20% of our outstanding ordinary shares. As a result, York may have a substantial influence over all matters that require approval by our shareholders, including the election of directors and approval of significant corporate transactions and corporate actions might be taken even if other shareholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other shareholders may view as beneficial.

Future sales of our ordinary shares and the future exercise of options may cause the market price of our ordinary shares to decline and may result in substantial dilution.

        We cannot predict what effect, if any, future sales of our ordinary shares by York pursuant to this registration statement or otherwise, and our other 5% shareholders, or the availability of our ordinary shares for future sale, including shares issuable upon the exercise of our options, will have on the market price of our ordinary shares. Sales of substantial amounts of our ordinary shares in the public market by our 5% shareholders, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and may make it more difficult for you to sell your ordinary shares at a time and price you deem appropriate.

We have never paid cash dividends and have no intention to pay dividends in the foreseeable future.

        We have never paid cash dividends on our shares and do not anticipate paying any cash dividends in the foreseeable future. We intend to continue retaining earnings for use in our business, in particular to fund our research and development, which are important to capitalize on technological changes and develop new products and applications. In addition, the terms of some of our financing arrangements restrict us from paying dividends to our shareholders.

Our ordinary shares are traded on more than one market and this may result in price variations.

        Our ordinary shares are traded on the NASDAQ Global Market and on the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NASDAQ Global Market, and new Israeli Shekels, or NIS, on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the U.S. and Israel). Consequently, the trading prices of our ordinary shares on these two markets often differ. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

Risks Related To Regulatory Matters

We have historically relied, and in the future intend to rely, upon tax benefits from the State of Israel to reduce our taxable income. The termination or reduction of these tax benefits would significantly increase our costs and could have a material adverse effect on our financial condition and results of operations.

        Under the Israeli Law for Encouragement of Capital Investments, 1959 (Investment Law), portions of our Israeli facility qualify as “Approved Enterprises.” As a result, we have been eligible for tax benefits for the first several years in which we generated taxable income from such “Approved Enterprise.” Our historical operating results reflect substantial tax benefits, including tax exemptions and decreased tax rates up to December 31, 2000. In 2001, 2002 and 2003, we had substantial losses for tax purposes and a decrease in revenues and therefore could not realize any tax benefits since then due to current and/or carry forward losses. On April 1, 2005, an amendment to the Investment Law, or the Amendment, came into effect, and has significantly changed the provisions of the Investment Law and the criteria for new investments qualified to receive tax benefits. The Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require approval of the Investment Center of the Ministry of Industry, Commerce and Labor of the State of Israel, or the Investment Center, in order to qualify for tax benefits. The Amendment will be applied to new approved enterprises, and there is no assurance that we will, in the future, be eligible to receive additional tax benefits under this law. Our financial condition and results of operations could suffer if the Israeli government terminated or reduced the current tax benefits available to us.

        In order to be eligible for these tax benefits under the Amendment, we must comply with two material conditions. We must invest a specified amount in property and equipment in Israel, and at least 25% of each new “Approved Enterprise” income should be derived from export. We believe we have complied with these conditions, but we have not received confirmation of our compliance from the Israeli government. If we fail in the future to comply in whole or in part with these conditions, we may be required to pay additional taxes and would likely be denied these tax benefits in the future, which could harm our financial condition and results of operations.

The transfer and use of some of our technology and its production is limited because of the research and development grants we received from the Israeli government to develop such technology.

        Our research and development efforts associated with the development of certain of our legacy products have been partially financed through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. We may be subject to certain restrictions under the terms of the Chief Scientist grants. Specifically, any product incorporating technology developed with the funding provided by these grants may not be manufactured, nor may the technology which is embodied in our products be transferred outside of Israel without appropriate governmental approvals. These restrictions do not apply to the sale or export from Israel of our products developed with this technology.

Your rights and responsibilities as a shareholder are governed by Israeli law and differ in some respects from those under Delaware law.

        Because we are an Israeli company, the rights and responsibilities of our shareholders are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in a Delaware corporation. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable to shareholder votes on, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revisions in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements, which may not afford shareholders with the same protections that shareholders of domestic companies have.

        As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As an Israeli company listed on the NASDAQ Global Market, we expect to follow home country practice with regard to, among other things, composition of the board of directors, director nomination procedure, compensation of officers, distribution of annual reports to shareholders and quorum at shareholders’ meetings. In addition, we expect to follow Israeli law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have an adverse effect on our financial results and the market price of our ordinary shares.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404, which started in connection with our 2006 Annual Report on Form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of resources. Section 404 of the Sarbanes-Oxley Act requires us to provide (i) management’s annual review and evaluation of our internal control over financial reporting and (ii) a statement by management that its independent registered public accounting firm has issued an attestation report on our internal control over financial reporting, in connection with the filing of the Annual Report on Form 20-F for each fiscal year. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied prior to the deadline imposed by the Sarbanes-Oxley Act. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Risks Related to Our Location in Israel

Political and economic conditions in Israel may limit our ability to produce and sell our products. This could have a material adverse effect on our operations and business.

        We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and most of our research and development and manufacturing facilities. Political, economic and security conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business.

        There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2008. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. The election of representatives of the Hamas movement to a majority of seats in the Palestinian Legislative Council in January 2006 resulted in an escalation in violence among Israel, the Palestinian Authority and other groups. In July 2006, extensive hostilities began along Israel’s northern border with Lebanon and to a lesser extent in the Gaza Strip. In January 2009, Israel attacked Hamas strongholds in the Gaza strip, in reaction to rockets that were fired from Gaza and which landed in Israel. Ongoing violence between Israel and the Palestinians as well as tension between Israel and neighboring Syria and Lebanon may have a material adverse effect on our business, financial condition and results of operations.

        Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products directly to these countries. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

        Many of our employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

Because most of our revenues are generated in dollars or are linked to the dollar while a portion of our expenses are incurred in NIS, our results of operations would be adversely affected if inflation in Israel is not offset on a timely basis by a devaluation of the NIS against the dollar.

        Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and related personnel expenses, are in NIS. Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. During the first quarter of 2009 and in the year ended December 31, 2008, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our NIS expenses. We are also exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In the past, the NIS has devalued against foreign currencies, generally reflecting inflation rate differentials. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

You may not be able to enforce civil liabilities in the U.S. against our officers and directors.

        Most of our executive officers are non-residents of the U.S. A significant portion of our assets and the personal assets of most of our directors and executive officers are located outside the U.S. Therefore, it may be difficult to effect service of process upon any of these persons within the U.S. In addition, a judgment obtained in the U.S. against us, and most of our directors and executive officers, including but not limited to judgments based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the U.S.

        Generally, it may also be difficult to bring an original action in an Israeli court to enforce judgments based upon the U.S. federal securities laws against us and most of our directors and executive officers. Subject to particular time limitations, executory judgments of a U.S. court for liquidated damages in civil matters may be enforced by an Israeli court, provided that:

—	the judgment was obtained after due process before a court of competent jurisdiction, that recognizes and enforces similar judgments of Israeli courts, and according to the rules of private international law currently prevailing in Israel;

—	adequate service of process was effected and the defendant had a reasonable opportunity to be heard;

—	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

—	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

—	the judgment is no longer appealable; and

—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.

        If a foreign judgment is enforced by an Israeli court, it will be payable in Israeli currency.

        Additionally, it may be difficult for an investor or any other person or entity to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the ground that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law is applicable to the claim. Certain matters of procedures will also be governed by Israeli law.

Israeli law may delay, prevent or make difficult a merger with, or an acquisition of, us, which could prevent a change of control and therefore depress the price of our shares.

        Provisions of Israeli law may delay, prevent or make undesirable a merger or an acquisition of all or a significant portion of our shares or assets. Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders.

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

        We currently have non-competition clauses in the employment agreements of nearly all of our employees. The provisions of such clauses prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers, seeking to enforce non-compete undertakings against former employees, to demonstrate that the competitive activities of the former employee will cause harm to one of a limited number of material interests of the employer recognized by the courts (for example, the confidentiality of certain commercial information or a company’s intellectual property). In the event that any of our employees chooses to leave and work for one of our competitors, we may be unable to prevent our competitors from benefiting from the expertise our former employee obtained from us, if we cannot demonstrate to the court that we would be harmed.

CAPITALIZATION AND INDEBTEDNESS

        The table below sets forth the capitalization of our company as of March 31, 2009 (unaudited).

As of March 31, 2009
(U.S. dollars in thousands)

Short-term debt	10,835
Long-term loan	29,963
Total shareholders' equity	227,849
Total liabilities and shareholders' equity	388,617

REASONS FOR THE OFFER AND USE OF PROCEEDS

        This prospectus relates to the disposition by the Selling Shareholder[s] of up to 8,121,651of our ordinary shares. We are registering the ordinary shares for disposition by the Selling Shareholders and incurring the expense of this registration pursuant to our commitments to the Selling Shareholders as set forth in the Registration Rights Agreement. We will not receive any proceeds from the sale by the Selling Shareholders of our ordinary shares.

MARKET FOR OUR ORDINARY SHARES

        Our ordinary shares are quoted on the NASDAQ Global Market under the symbol “GILT” and are listed on the Tel Aviv Stock Exchange. On July 20, 2009, the last reported sale price of our ordinary shares on the NASDAQ Global Market was $4.55 and the last reported sale price of our ordinary shares on the Tel Aviv Stock Exchange was $4.61.

        Set forth below for each of the periods indicated are the range of high and low market prices of our ordinary shares as reported by the NASDAQ Global Market, and the high and low market prices of our ordinary shares (in U.S. dollars) as reported by the Tel Aviv Stock Exchange. Share prices on the Tel Aviv Stock Exchange are quoted in New Israeli Shekels (NIS); the share prices set forth below in U.S. dollars reflect the translation into U.S. dollars based on the rate of exchange published by the Bank of Israel on the dates in question.

Quarterly Share Price Information

        The following table sets forth, for each of the full financial quarters for the two most recent full financial years and a subsequent period, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
	(U.S. dollars)

2007
First quarter	$9.74	$7.89	$9.71	$7.68
Second quarter	$9.87	$8.07	$9.83	$8.10
Third quarter	$10.25	$8.40	$10.33	$8.48
Fourth quarter	$11.18	$10.01	$11.14	$9.93

2008
First quarter	$11.05	$9.46	$11.31	$9.35
Second quarter	$11.00	$10.52	$11.11	$10.43
Third quarter	$11.15	$5.45	$11.08	$6.02
Fourth quarter	$5.79	$2.20	$5.56	$2.23

2009
First quarter	$3.79	$2.69	$3.88	$2.75
Second quarter	$4.53	$3.20	$4.44	$3.20
Third quarter (through July 20)	$4.85	$4.22	$4.99	$4.27

Monthly Share Price Information

        The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange
	High	Low	High	Low
	(U.S. dollars)

January 2009	$3.17	$2.69	$3.13	$2.75
February 2009	$3.79	$3.12	$3.88	$3.19
March 2009	$3.60	$2.86	$3.66	$2.85
April 2009	$3.70	$3.46	$3.82	$3.35
May 2009	$3.75	$3.20	$3.76	$3.20
June 2009	$4.53	$3.53	$4.11	$3.51
July 2009 (through July 20)	$4.85	$4.22	$4.99	$4.27

SELLING SHAREHOLDERS

        The registration statement of which this prospectus forms a part covers up to 8,121,651ordinary shares that may be sold from time to time by the Selling Shareholders. Under the Registration Rights Agreement, we undertook to effect the registration of the ordinary shares covered by this prospectus and to maintain a registration statement in effect in order to allow the Selling Shareholders to dispose of these shares from time to time under certain provisions detailed in the Registration Rights Agreement.

        The table below lists the Selling Shareholders and other information regarding the beneficial ownership of the ordinary shares by each of the Selling Shareholders. The information in this table is based on 40,161,017 ordinary shares outstanding as of June 30, 2009. The first column lists each of the Selling Shareholders. The second and third columns list the number and percentage of ordinary shares beneficially owned by each Selling Shareholder prior to the offering, based on each Selling Shareholder’s ownership of the ordinary shares, as of June 30, 2009. The fourth column lists the ordinary shares being offered by this prospectus by each of the Selling Shareholders. The fifth and sixth columns of the following table assume the sale of all of the ordinary shares offered by the Selling Shareholders pursuant to this prospectus. The Selling Shareholders may sell all, some or none of their shares in this offering.

Name of Selling Shareholder	Number of Ordinary Shares Beneficially Owned Prior to Offering	Percentage of Ordinary Shares Beneficially Owned Prior to Offering	Number of Ordinary Shares Offered Pursuant to this Prospectus	Number of Ordinary Shares Beneficially Owned After Offering	Percentage of Ordinary Shares Beneficially Owned After Offering

York Capital Management(1)	8,121,651	20.2%	8,121,651	-	-

(1)	Based on Amendment No.5 to Schedule 13D filed on June 3, 2009, the shares are directly owned by or allocated for the benefit of (i) York Capital Management, L.P., a Delaware limited partnership; (ii) York Investment Master Fund, L.P., a Cayman Islands exempted limited partnership established in the Cayman Islands; (iii) York Credit Opportunities Fund, L.P., a Delaware limited partnership; (iv) York Credit Opportunities Master Fund, L.P., a Cayman Islands exempted limited partnership; and (v) a managed account. Each of these five entities is an investment fund, the general partner or investment manager of which, as applicable, has delegated certain investment advisory and administrative duties to JGD Management Corp., a Delaware corporation doing business as York Capital Management (“JGD”). JGD also manages the managed account. The sole shareholder of JGD is James G. Dinan. Dinan Management L.L.C. is the general partner of each of York Capital Management L.P. and York Investment Master Fund, L.P. and James G. Dinan and Daniel A. Schwartz are the controlling members of Dinan Management L.L.C. York Credit Opportunities Domestic Holdings, LLC, a New York limited liability company, is the general partner of each of York Credit Opportunities Fund, L.P. and York Credit Opportunities Master Fund, L.P. James G. Dinan and Daniel A. Schwartz are the controlling members of York Credit Opportunities Domestic Holdings, LLC. The principal business address of each of these entities and individuals is c/o York Capital Management, 767 Fifth Avenue, 17th Floor, New York, New York, 10153.

        Directors.

        Mr. Jeremy Blank, a managing director of York Capital Management is director of the Company. Mr.Blank has served on the Company’s board since July 2005.

OFFER STATISTICS, EXPECTED TIME TABLE AND PLAN OF DISTRIBUTION

        We are registering the ordinary shares issued to the Selling Shareholders to permit the resale of the ordinary shares by the Selling Shareholders, any of their pledgees, donees and successors-in-interest and their permitted assignees and transferees of the ordinary shares from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Shareholders of the ordinary shares. We will bear all fees and expenses incident to this registration of the ordinary shares; provided that, if a Selling Shareholder determines to conduct an underwritten offering, then the underwriting discounts and commissions attributable to such offering will not be borne by the Company.

        The Selling Shareholders may sell all or a portion of the ordinary shares beneficially owned by them in an offering underwritten and/or managed by an investment banking firm or broker-dealer in open market transactions, privately negotiated transactions, ordinary brokerage transactions or any other method permitted by applicable law.

        If the Selling Shareholders enter into an agreement with an agent, underwriter, dealer or broker-dealer regarding the sale of the ordinary shares held by them, the provisions in such agreement shall prevail over the indemnification provisions of the Registration Rights Agreement.

        The Selling Shareholders may, in addition to selling all or a portion of the ordinary shares beneficially owned by them as described above, sell or otherwise dispose of the ordinary shares in open market transactions, privately negotiated transactions, ordinary brokerage transactions, transactions in which the broker-dealer solicits purchasers, a combination of such methods or any other method permitted by applicable law, including pursuant to Rule 144 of the Securities Act. In addition, the Selling Shareholders shall be entitled to sell their ordinary shares without volume or time restrictions in connection with a third party’s acquisition or proposed acquisition of us, or a tender offer for, merger or change of control of, us.

        If the ordinary shares are sold through underwriters or broker-dealers, the Selling Shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The ordinary shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale; in the over-the-counter market; in transactions otherwise than on these exchanges or systems or in the over-the-counter market; through the writing of options, whether such options are listed on an options exchange or otherwise; ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers; block trades in which a Selling Shareholder will engage a broker-dealer as agent, who will then attempt to sell the ordinary shares, but may position and resell a portion of the block as principal to facilitate the transaction; purchases by a broker-dealer as principal and resale by the broker-dealer for its account; an exchange distribution in accordance with the rules of the applicable exchange; ordinary brokerage transactions, transactions in which the broker-dealer solicits purchasers; privately negotiated transactions; or in short sale transactions or to cover short sale transactions. Broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share; a combination of any such methods of sale; and any other method permitted pursuant to applicable law.

        If the Selling Shareholders effect such transactions by selling ordinary shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Shareholders or commissions from purchasers of the ordinary shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. In compliance with the guidelines of the Financial Industry Regulatory Authority, or FINRA, the maximum consideration or discount to be received by any participating FINRA member or independent broker-dealer will not exceed 8% of any offering pursuant to this prospectus and any applicable prospectus supplement.

        The Selling Shareholders may pledge or grant a security interest in some or all of the ordinary shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ordinary shares from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus. The Selling Shareholders also may transfer, gift and/or donate the ordinary shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of Selling Shareholders to include such transferee.

        The Selling Shareholders and any underwriter(s) or broker-dealer participating in the distribution of the ordinary shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the ordinary shares is made, a prospectus supplement, if required, will be distributed, which will set forth the aggregate amount of ordinary shares being offered and the terms of the offering, including the name or names of any underwriter(s), broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Shareholders and any discounts, commissions or concessions allowed or re-allowed or paid to such underwriter(s) or broker-dealers, where applicable, and any other facts material to the transaction.

        Under the state securities laws, the ordinary shares may be sold only through registered or licensed brokers or dealers.

        There can be no assurance that any Selling Shareholder will sell any or all of the ordinary shares registered pursuant to the registration statement, of which this prospectus forms a part.

        The Selling Shareholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the ordinary shares by the Selling Shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the ordinary shares to engage in market-making activities with respect to the ordinary shares. All of the foregoing may affect the marketability of the ordinary shares and the ability of any person or entity to engage in market-making activities with respect to the ordinary shares.

        We will pay all expenses of the registration of the ordinary shares pursuant to the registration statement, of which this prospectus forms a part (including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws), provided that, if a Selling Shareholder determines to conduct an underwritten offering, then the Selling Shareholder will pay all underwriting discounts and selling commissions, if any. We will make copies of this prospectus available to the Selling Shareholders for the purpose of satisfying any prospectus delivery requirements of the Securities Act. We will indemnify the Selling Shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the Registration Rights Agreement. We may be indemnified by the Selling Shareholders against liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the Selling Shareholders specifically for use in this prospectus, in accordance with the Registration Rights Agreement. A broker-dealer that participates in transactions involving the sale of the ordinary shares may indemnified against certain liabilities, including liabilities arising under the Securities Act.

        Once sold under the registration statement, of which this prospectus forms a part, the ordinary shares will be freely tradable in the hands of persons other than our affiliates.

EXPENSES ASSOCIATED WITH THE REGISTRATION

        We have agreed to bear all expenses relating to the registration of the ordinary shares registered pursuant to the registration statement, of which this prospectus forms a part. We estimate these expenses to be approximately $8,500, which include the following categories of expenses:

SEC registration fee	$2,039
EDGAR and photocopying fees	2,500
Legal fees and expenses	3,500
Accounting fees and expenses	-
Transfer agent and registrar fees, and agent for service of process fees	400
Miscellaneous expenses	61

Total Expenses	$8,500

FOREIGN EXCHANGE CONTROLS AND OTHER LIMITATIONS

        Non-residents of Israel who purchase our ordinary shares may freely convert all amounts received in Israeli currency in respect of such ordinary shares, whether as a dividend, liquidation distribution or as proceeds from the sale of the ordinary shares, into freely-repatriable non-Israeli currencies at the rate of exchange prevailing at the time of conversion (provided in each case that the applicable Israeli income tax, if any, is paid or withheld).

        Until May 1998, Israel imposed extensive restrictions on transactions in foreign currency. These restrictions were largely lifted in May 1998. Since January 1, 2003, all exchange control restrictions have been eliminated (although there are still reporting requirements for foreign currency transactions). Legislation remains in effect, however, pursuant to which currency controls can be imposed by administrative action at any time.

        The State of Israel does not restrict in any way the ownership or voting of our ordinary shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

EXPERTS

        Our consolidated financial statements as of December 31, 2008 and 2007, and for each of the three years ended December 31, 2008 included in our Annual Report on Form 20-F, have been audited by Kost Forer Gabbay & Kasierer, an independent registered public accounting firm, a member of Ernst & Young Global, as set forth in their report thereon and incorporated herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

        The validity of the ordinary shares offered hereunder will be passed upon for us by Rachel Prishkolnik, Advocate, our General Counsel.

MATERIAL CHANGES

        On June 5, 2009, KCPS, an Israeli limited partnership, organized under the laws of the State of Israel, initiated a tender offer to purchase 2,026,000 ordinary shares of our company at a price of $3.65 per share. KCPS has also entered into a voting agreement with York, our principal shareholder, and several entities under its control. The minimum condition of the offer was not met and therefore none of the tendered shares were accepted.

        Except as otherwise described in our Annual Report on Form 20-F for the fiscal year ended December 31, 2008 and in our Reports on Form 6-K filed or submitted under the Exchange Act and incorporated by reference herein, no other reportable material changes have occurred since December 31, 2008.

WHERE YOU CAN FIND MORE INFORMATION;
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        We file annual and special reports and other information with the Commission (File Number ). These filings contain important information which does not appear in this prospectus. For further information about us, you may read and copy these filings at the Commission’s public reference room at 100 F Street, N.E, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330, and may obtain copies of our filings from the public reference room by calling (202) 551-8090.

        The Commission allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the Commission. We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the Commission on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered.

—	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2008; and

—	Our Reports on Form 6-K submitted to the Commission on June 16, 2009, June 15, 2009, May 14, 2009, May 12, 2009 and May 5, 2009.

        In addition, we may incorporate by reference into this prospectus our reports on Form 6-K filed after the date of this prospectus (and before the time that all of the securities offered by this prospectus have been sold or de-registered) if we identify in the report that it is being incorporated by reference in this prospectus.

        Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

        We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests Gilat Satellite Networks Ltd., Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel, Attn: Rachel Prishkolnik, Vice President, General Counsel and Corporate Secretary, telephone number +972-3-929-3020. You may also obtain information about us by visiting our website at www.gilat.com. Information contained in our website is not part of this prospectus.

        We are an Israeli company and are a “foreign private issuer” as defined in Rule 3b-4 under the Securities Exchange Act of 1934, or Exchange Act. As a result, (i) our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, (ii) transactions in our equity securities by our officers, directors and principal shareholders are exempt from Section 16 of the Exchange Act, and (iii) until November 4, 2002, we were not required to make, and did not make, our Commission filings electronically, so that those filings are not available on the Commission’s website. However, since that date, we have been making all required filings with the Commission electronically, and these filings are available via the Internet at the Commission’s website at http://www.sec.gov.

        We are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

        We make available to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent registered public accounting firm. In addition, since we are also listed on the Tel Aviv Stock Exchange we submit copies of all our filings with the Commission to the Israeli Securities Authority and the Tel Aviv Stock Exchange. Such copies can be retrieved electronically through the Tel Aviv Stock Exchange’s internet messaging system (www.maya.tase.co.il) and, in addition through the MAGNA distribution site of the Israeli Securities Authority (www.magna.isa.gov.il).

ENFORCEABILITY OF CIVIL LIABILITIES

        Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, most of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

        There is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that:

—	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment,

—	the judgment is no longer appealable,

—	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy, and

—	the judgment is executory in the state in which it was given.

        Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel.

        An Israeli court also will not declare a foreign judgment enforceable if:

—	the judgment was obtained by fraud,

—	there was no due process,

—	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel,

—	the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid, or

—	at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

        If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency. Judgment creditors must bear the risk of unfavorable exchange rates.

GILAT SATELLITE NETWORKS LTD.

8,121,651 ORDINARY SHARES

PROSPECTUS

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer to sell or buy any of the securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date that appears below.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.	Indemnification of Directors and Officers

Exemptions, Indemnification and Insurance of Directors and Officers; Limitations on Liability

        The Israeli Companies Law, 5759 1999, or the Companies Law, describes the fiduciary duty of an office holder as a duty to act in good faith and for the benefit of the company, including by refraining from actions in which he has a conflict of interest or that compete with the company’s business, refraining from exploiting a business opportunity of the company in order to gain a benefit for himself or for another person, and disclosing to the company any information and documents which are relevant to the company and that were obtained by him in his or her capacity as an office holder. The duty of care is defined as an obligation of caution of an office holder that requires the office holder to act at a level of competence at which a reasonable office holder would have acted in the same position and under the same circumstances, including by adopting reasonable means for obtaining information concerning the profitability of the act brought for his approval.

        Under the Companies Law, a company may not exempt an office holder from liability with respect to a breach of his fiduciary duty, but may exempt in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care.

        Pursuant to the Companies Law, a company may indemnify an office holder against a monetary liability imposed on him by a court, including in settlement or arbitration proceedings, and against reasonable legal expenses in a civil proceeding or in a criminal proceeding in which the office holder was found to be innocent or in which he was convicted of an offense which does not require proof of a criminal intent. The indemnification of an office holder must be expressly allowed in the articles of association, under which the company may (i) undertake in advance to indemnify its office holders with respect to categories of events that can be foreseen at the time of giving such undertaking and up to an amount determined by the board of directors to be reasonable under the circumstances, or (ii) provide indemnification retroactively at amounts deemed to be reasonable by the board of directors.

        A company may also procure insurance for an office holder’s liability in consequence of an act performed in the scope of his office, in the following cases: (a) a breach of the duty of care of such office holder, (b) a breach of the fiduciary duty, only if the office holder acted in good faith and had reasonable grounds to believe that such act would not be detrimental to the company, or (c) a monetary obligation imposed on the office holder for the benefit of another person.

        A company may not indemnify an office holder against, nor enter into an insurance contract which would provide coverage for, any monetary liability incurred as a result of any of the following:

—	a breach by the office holder of his fiduciary duty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

—	a breach by the office holder of his duty of care if such breach was done intentionally or recklessly;

—	any act or omission done with the intent to derive an illegal personal gain; or

—	any fine or penalty levied against the office holder as a result of a criminal offense.

        In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for a company’s office holders, must be approved by the company’s audit committee and board of directors and, in specified circumstances, by the company’s shareholders.

        The Company’s Articles of Association allow the Company to exempt any office holder to the maximum extent permitted by law, before or after the occurrence giving rise to such exemption. The Company’s Articles of Association also provide that the Company may indemnify any office holder, to the maximum extent permitted by law, against any liabilities he or she may incur in such capacity, limited with respect (i) to the categories of events that can be foreseen in advance by our board of directors when authorizing such undertaking and (ii) to the amount of such indemnification as determined retroactively by our board of directors to be reasonable in the particular circumstances. Similarly, the Company may also agree to indemnify an office holder for past occurrences, whether or not we are obligated under any agreement to provide such indemnification. The Company has obtained directors’ and officers’ liability insurance covering our officers and directors and those of our subsidiaries for certain claims. In addition, as of August 30, 2005, the Company has provided its directors and officers with letters providing them with indemnification to the fullest extent permitted under Israeli law.

        The Company’s Articles of Association also allow the Company to procure insurance covering any past or present office holder against any liability which he or she may incur in such capacity, to the maximum extent permitted by law. Such insurance may also cover the Company for indemnifying such office

Item 9.	Exhibits

Exhibit No.	Description of Exhibit
4.1	Memorandum of Association of the Registrant, as amended (1)
4.2	Articles of Association of the Registrant as amended and restated (2)
4.3	Specimen of Ordinary Share Certificate (3)
4.4	Registration Rights Agreement by and among the Registrant, and York Capital Management, dated May 31, 2009
5.1	Opinion of General Counsel
23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global
23.2	Consent of General Counsel (contained in Exhibit 5.1)*
24.1	Power of Attorney (included in the signature page to the Registration Statement)*

(1)	Previously filed as Exhibit 1.1 to the Registrant’s Annual Report on Form 20-F for the fiscal year ending December 31, 2000, which Exhibit is incorporated herein by reference.

(2)	Previously filed as Exhibit 1.2 to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2008, and incorporated herein by reference.

(3)	Previously filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form F-4 filed on October 11, 2001, which Exhibit is incorporated herein by reference.

Item 10.	Undertakings

The undersigned Registrant hereby undertakes as follows:

    (1)        To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Securities Act”);

    (ii)        To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

    (iii)        To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in this Registration Statement.

        Provided, however, that paragraphs (i), (ii) and (iii) above do not apply if the Registration Statement is on Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the Registration Statement.

    (2)        That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)        To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

    (4)        To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of Regulation S-K if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

    (5)        (A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the Registration Statement as of the date the filed prospectus was deemed part of and included in the Registration Statement; and

    (B)        Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date;

    (6)        That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (7)        Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the provisions described in Item 8 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it complies with all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Petah Tikva, Israel, on July 20, 2009.

By: /s/ Amiram Levinberg —————————————— Amiram Levinberg Chairman of the Board of Directors and Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities indicated on July 20, 2009.

Signature	Title

/s/ Amiram Levinberg ——————————————	Chairman of the Board of Directors and Chief Executive Officer

/s/ Ari Krashin ——————————————	Chief Financial Officer (Principal Accounting and Financial Officer)

/s/ Jeremy Blank ——————————————	Director

/s/ Ehud Ganani ——————————————	Director

/s/ Leora Meridor ——————————————	Director

——————————————	Director
Karen Sarid

——————————————	Director
Haim Benjamini

/s/ Izhak Tamir ——————————————	Director

Gilat Satellite Networks, Inc. By: /s/ Erez Antebi —————————————— Name: Erez Antebi Title: Director	Authorized Representative in the U.S.